FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated October 5, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date October 5, 2010	By:	/s/ Shanthi Venkatesan
		Name:	Ms. Shanthi Venkatesan
		Title:	Assistant General Manager

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

October 5, 2010

News Release
For Immediate Publication

Change in Base Rate and deposit rates

ICICI Bank has announced an increase of 0.25% in the ICICI Bank Base Rate (“I-Base”) with effect from October 6, 2010. The revised rate will be 7.75% p.a. as against 7.50% p.a. at present. With effect from July 1, 2010, interest rates on new loans and advances, including consumer loans, are determined with reference to I-Base. The fixed rate loan customers will not be impacted by the above increase and their contracted rates will remain unchanged.

Interest rates on loans and advances made upto June 30, 2010 were determined with reference to the ICICI Benchmark Advance Rate (I-BAR) and Floating Reference Rate (FRR). ICICI Bank increased the I-BAR and FRR by 0.50% effective August 18, 2010.

ICICI Bank has also announced an increase in interest rates for various tenors of retail fixed deposits by 0.25% to 0.50% with effect from October 6, 2010.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank:

ICICI Bank Limited (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country, with consolidated total assets of over $100 billion at June 30, 2010. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms.

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For any Press Queries, please contact:

Name: Charudatta Deshpande
Head Corporate Communications
ICICI Bank Limited
Bandra Kurla Complex
Mumbai-400051
Email: charudatta.deshpande@icicibank.com